VIA EDGAR AND FEDERAL EXPRESS

September 26, 2006

Mr. John M. Hartz

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 7010

Dear Mr. Hartz:

We have prepared the following in response to your comment letter dated July 25, 2006 with respect to the following:

Hovnanian Enterprises, Inc.

File Number: 1-8551

Form 10-K for the fiscal year ended October 31, 2005 and Form 10-Q for the quarters ended January 31, 2006 and April 30, 2006

The paragraphs that follow respond to the questions asked under each of the respective headers in your letter. For convenience of reference, the text of the comments in your letter has been reproduced in italics herein.

We trust that you will find these responses acceptable, however, if you have further questions or comments, please contact me at 732-747-7800.

Sincerely,

/S/J. LARRY SORSBY

J. Larry Sorsby

Executive Vice President and Chief Financial Officer

Form 10-K for the year ended October 31, 2005

1. We note that each of your communities is an operating segment and you believe that they can be aggregated because, among other things, they have similar economic characteristics. You consider the internal rate of return to be the key economic characteristic of a community and it is the key measure for resource allocation and performance.

However, we note that your internal management reports provided to the chief operating decision maker, do in fact include revenue and gross margin by operating segment. Therefore, it appears that operating results are also evaluated based on revenues and gross margins. If actual revenue growth for homebuilding operating segments have trended in a materially different manner or if gross margin percentages are materially different we believe that would be indicative of dissimilar economic characteristics. In addition, if the operating segments operate in different regulatory environments, we would also expect separate presentation of the operating segments.

Please explain how you calculate the internal rate of return. Also, in order for us to better understand your view, please provide us with a report that summarizes, for each operating segment during the past five years, the following information:

- Actual Revenue;
- Actual Gross Margin;
- Actual Gross Margin Percentage; and
- Actual Internal Rate of Return.

RESPONSE

We believe, as the Staff notes, that each of our communities is an operating segment. We have aggregated them in the past based on the aggregation criteria in paragraph 17 of Statement of Financial Accounting Standards 131 (“SFAS 131”) because we believe the products (a home), the production process, the type of customer and the distribution methods are similar among all our communities. We also believe that our communities are economically similar because we only undertake to begin a community if it has at least a 30% Internal Rate of Return (“IRR”). However, as a result of conversations with the Staff after receipt of the SEC’s letter dated July 25, 2006, we recognize that actual results of our communities are not all economically similar, whether we use a measure of IRR or gross margin, because once a community begins development, changes occur in the local markets, including competition, subcontractor availability and costs, unknown land development issues, etc. that might result in the community having a higher or lower IRR or gross margin than originally anticipated.

At the end of fiscal 2005, we had 367 active selling communities. Therefore, it is impractical for us to provide segment disclosure data at the community level. This is supported by paragraph 24 of SFAS 131 that states that there may be a practical limit to the number of reportable segments, and that although no precise limit has been determined, as the number of reportable segments increases above 10, the enterprise should consider whether a practical limit has been reached. Based on discussions with the Staff, we have reviewed the organizational and operational structure of our homebuilding business to identify reasonable operating segments to report.

Operating decisions and resource allocations are made for each community by the chief operating decision maker (“CODM”), however, our homebuilding business does have intervening Area and Group/Regional levels of management that are maintained primarily for administrative and implementation purposes to facilitate the collection, communication and analysis of operational data and to carry out the directives of the CODM. We have included as Appendix A our current structure with 6 Groups/Regions, each with a President that reports to the CODM and the respective Areas included in each of those Groups/Regions. We have requested confidential treatment of Appendix A pursuant to Rule 83 of the SEC’s rules and regulations relating to SEC records and information. Please note that the grouping of the Areas under the State in which they are located in Appendix A is to inform the Staff which State the respective Areas operate in and should not be confused as another level of management. We do not have State level management.

The organization of Areas into Groups/Regions constantly changes based on our current needs, and therefore we do not believe our segment disclosure should follow directly the grouping of Areas shown in Appendix A. However, we believe that Areas can be grouped into a segment to the extent they are located in similar markets and have similar economic characteristics. Therefore, we have analyzed each of our markets to identify which are similar in terms of factors such as economic characteristics, including gross margin and local economies, regulatory environment for approvals, and finished lot market versus a market that requires we do our own land development. As a result of this analysis, we believe that the appropriate segments to disclose are as follows:

Northeast – Areas in New York, New Jersey and Pennsylvania

Mid-Atlantic – Areas in Maryland, Virginia and Delaware

South – Areas in Florida, Texas, Arizona, North Carolina, South Carolina and Georgia

West – Areas in California

Midwest – Areas in Ohio, Minnesota and Illinois

The proposed Northeast segment would be made up of communities around Metropolitan New York, Philadelphia and other areas of New Jersey. Generally, the land we acquire in these markets is raw land that we must get through the entitlement process and develop before we can begin building homes. These Areas have similar long term gross margin trends, as shown in Appendix B. We have requested confidential treatment of Appendix B pursuant to Rule 83 of the SEC’s rules and regulations relating to SEC records and information.

The proposed Mid-Atlantic segment would be made up of communities in and around Washington D.C. and Baltimore. Appendix B demonstrates the similarity in gross margin for the communities in this segment. As with the proposed Northeast segment, communities in the Areas that make up this proposed segment consist primarily of raw land that we must get through the entitlement process and develop before building homes. Although similar to the proposed Northeast segment in terms of gross margin and regulatory processes, we believe the distinguishing characteristics for the Areas that make up this proposed segment are the metropolitan areas they surround, Washington D. C. and Baltimore instead of Metropolitan New York and Philadelphia.

The proposed South segment would include the Areas in Florida, Texas, North Carolina, South Carolina, Georgia and Arizona. Although these Areas are somewhat geographically distant, they consist of predominantly finished lot land acquisitions which generate lower gross margins with higher inventory turnover, have similar regulatory requirements and similar long term gross margin trends as shown in Appendix B.

The proposed West segment would be made up of our communities in California. For internal purposes, we have broken California into three Regions, because our operations are the result of separate acquisitions significant enough to remain as separate Regions reporting to the CODM, however, the California market is similar throughout the State with respect to land acquisition, regulatory environment and long term gross margin trends as shown on Appendix B.

Finally, the proposed Midwest segment would be made up of those Areas in Ohio, Minnesota, and Illinois. The Minnesota and Chicago operations are new to the Company, so we do not have historical gross margin data. However, we expect these markets to be similar to Ohio with respect to gross margins, entitlement processes and raw land purchases and land development.

In conclusion, although as previously stated we believe that each of our communities is an operating segment in accordance with paragraph 24 of SFAS 131, because our 367 communities exceed a practical limit for disclosure, we have determined that, based on market characteristics and historical gross margins, providing the disclosure about segments required by SFAS 131 to the segments identified above is in accordance with GAAP. Assuming the Staff agrees with our conclusion on our reportable segments, we plan on amending our 2005 Form 10-K and our 2006 first, second and third quarter Form 10-Qs to add this disclosure.

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2. You say that you do not compile revenue and gross margin data by product line as we have requested and that it is impractical to do so given your current information systems. Based on your internal management reports we noted that the Meyers Group compiled a sales ranking of home builders by type of residence that includes single family detached homes, townhouses and condominiums and that you appear to have provided sales data to them for each of these three housing categories. In addition, as we stated in our previous comment, you disclosed under results of operations on page 21 of your Form 10-K report that gross margins before interest expense increased to 26.4% in 2005 compared to 25.5% in 2004 primarily due to the mix of homes delivered both in terms of geography as well as by type of home. You also disclosed in an 8-K report issued on September 7, 2005, that your outstanding performance during the 2005 third quarter was due to having the right product mix throughout each of your markets. Based on these disclosures it appears that revenue by product line is information that is material to investors. Please provide the enterprise-wide product-line revenue disclosures required by paragraph 37 of SFAS 131 or provide us with revenue and gross margin data for the last three years and through the current interim period for single family detached homes, townhouses, and condominiums so that we can assess the materiality of revenue and gross margin trends by product line.

RESPONSE

We do not have this data in our information systems. The Meyers Group gathers this data independently, for some but not all of our markets, based on the number of homes sold or the number of permits issued by the relevant counties for each community and they do the categorization. We include these reports in our financial plan schedules for information about our relative size in each market, but not for determining or managing our business between the different product types.

We note your comment about our MD&A disclosure in our Form 10-K for fiscal year 2005 and our 8-K disclosure on September 7, 2005, and acknowledge that it was miscommunicated. We should have stated that the gross margin change is dependent on the community mix, and that gross margin at the community level is impacted by the current local market for homes, as well as whether the land was developed when it was acquired. Developed land is more expensive to purchase than raw land, but homes can be completed and delivered faster from developed land, thus a lower margin on these communities still generates the same internal rate of return as the higher gross margin communities that require us to develop land before building homes.

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